SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

- OR -

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________________ to ______________

Commission file number 1-6075

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

UNION PACIFIC AGREEMENT EMPLOYEE 401(k)
RETIREMENT THRIFT PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

UNION PACIFIC CORPORATION
1400 DOUGLAS STREET
OMAHA, NEBRASKA 68179

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf of the undersigned hereunto duly authorized.

UNION PACIFIC AGREEMENT EMPLOYEE 401(K) RETIREMENT THRIFT PLAN

Date 6-25-2014 By Elroy J. Schroer
June 25, 2014 **Elroy J. Schroer, Vice President – Human Resources, Union Pacific Railroad**

EXHIBIT 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-105715, Registration Statement No. 33-53968, and Registration Statement No. 333-170208 of Union Pacific Corporation on Form S-8 of our report dated June 25, 2014, relating to the financial statements of the Union Pacific Agreement Employee 401(k) Retirement Thrift Plan, appearing in this Annual Report on Form 11-K of Union Pacific Agreement Employee 401(k) Retirement Thrift Plan for the year ended December 31, 2013.

Deloitte & Touche LLP

Omaha, Nebraska
June 25, 2014

Union Pacific Agreement Employee 401(k) Retirement Thrift Plan

Employer ID No: 94-6001323
Plan Number: 015

Financial Statements as of and for the Years Ended December 31, 2013 and 2012, and Report of Independent Registered Public Accounting Firm

UNION PACIFIC AGREEMENT
EMPLOYEE 401(k) RETIREMENT THRIFT PLAN

TABLE OF CONTENTS

	Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1
FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012:	
Statements of Net Assets Available for Benefits	2
Statements of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4–14

NOTE: Supplemental schedules required by the Employee Retirement Income Security Act of 1974, as amended, are disclosed separately in Master Trust reports filed with the Department of Labor or are omitted because of the absence of the conditions under which they are required.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Trustees and Participants of
Union Pacific Agreement Employee 401(k) Retirement Thrift Plan
Omaha, Nebraska

We have audited the accompanying statements of net assets available for benefits of the Union Pacific Agreement Employee 401(k) Retirement Thrift Plan (the "Plan") as of December 31, 2013 and 2012, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013 and 2012, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

Omaha, Nebraska
June 25, 2014

UNION PACIFIC AGREEMENT
EMPLOYEE 401(k) RETIREMENT THRIFT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS AS OF DECEMBER 31, 2013 AND 2012

	2013	2012
ASSETS:		
Investments at fair value (Note 3) — Plan interest in Master Trust (Notes 2 and 4)	$1,482,482,421	$1,250,091,769
Receivables — contributions receivable	1,006	1,018
NET ASSETS REFLECTING ALL INVESTMENTS AT FAIR VALUE	1,482,483,427	1,250,092,787
ADJUSTMENT FROM FAIR VALUE TO CONTRACT VALUE FOR FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACTS (Notes 2 and 4)	(3,251,205)	(7,475,413)
NET ASSETS AVAILABLE FOR BENEFITS	$1,479,232,222	$1,242,617,374

See notes to the financial statements.

UNION PACIFIC AGREEMENT
EMPLOYEE 401(k) RETIREMENT THRIFT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

	2013	2012
ADDITIONS TO NET ASSETS ATTRIBUTED TO:		
Investment income — Plan interest in		
Master Trust investment income (Note 4):		
Net appreciation in fair value of investments	$ 232,485,346	$ 116,654,888
Interest and dividends	35,329,740	28,702,302
Net investment income	267,815,086	145,357,190
Contributions:		
Participant contributions	83,642,555	79,552,367
Employer contributions	2,178,852	-
Total contributions	85,821,407	79,552,367
Other	33,143	9,133
Total additions	353,669,636	224,918,690
DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:		
Distributions to participants	116,345,408	114,489,851
Other	709,380	726,836
Total deductions	117,054,788	115,216,687
NET INCREASE IN NET ASSETS	236,614,848	109,702,003
NET ASSETS AVAILABLE FOR BENEFITS:		
Beginning of year	1,242,617,374	1,132,915,371
End of year	$1,479,232,222	$1,242,617,374

See notes to the financial statements.

1. DESCRIPTION OF PLAN

The following description of the Union Pacific Agreement Employee 401(k) Retirement Thrift Plan (the "Plan") is provided for general information only. Participants should refer to the Plan document for more complete information.

General — The Plan is a defined contribution plan covering employees of the Union Pacific Railroad Company and its railroad affiliates (the "Company") who are represented for the purposes of collective bargaining by a rail union to which eligibility to participate in the Plan has been extended. The Plan covers employees who have completed one year of service or were employees as of the effective date of the Plan, July 1, 1990. Vanguard Fiduciary Trust Company ("VFTC") serves as the trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions — Each year, participants may contribute 2% to 75% of their eligible compensation on a salary deferral basis subject to limitations specified in the Internal Revenue Code (the "Code"). Effective January 1, 2012, a participant may designate all or a portion of his/her pre-tax contribution as a Roth contribution. Participants may also contribute 1% to 75% of their eligible compensation on an after-tax basis. Combined after-tax and pre-tax contributions may not exceed 75% of eligible compensation. Participants who have attained age 50 before the end of the plan year are eligible to make catch-up contributions. Effective January 2013, the Company contributed to the Plan on behalf of each participant who contributes to the Plan and is represented by a rail union that has negotiated a matching contribution with the Company. The Company's matching contribution is an amount equal to 50% of the participant's pre-tax, Roth and after-tax contributions, with such Company contribution limited to 3% of the participant's eligible compensation. Participants may direct the investment of contributions made to their account into various investment options offered by the Plan or may elect to participate in the Vanguard Advisers Managed Account Program ("Managed Account Program"). The Managed Account Program is a program in which certain participants may delegate on-going, discretionary investment management decisions with respect to their account to Vanguard Advisers, Inc. If a participant does not provide investment direction with respect to contributions made to their account, such contributions are invested in a default investment option designated under the Plan.

Participant Accounts — Individual accounts are maintained for each Plan participant. Each participant's account is credited with the participant's contributions, employer-matching contributions (if applicable) and an allocation of the Plan's earnings (or losses) based upon the type of investments selected and their performance. The allocations are based on each participant's account balance by investment type. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting — Participants at all times have a 100% vested interest in their accounts.

Distributions to Participants — Following a participant's termination of employment, a distribution of benefits will be made upon request in a single sum payment. A terminated participant may defer distribution until the earlier of the participant's required beginning date, as defined in the Plan, or the participant's death. Effective July 1, 2013, if distribution is deferred until the participant's required beginning date, the participant may elect distribution either in a single sum or in the form of monthly, quarterly, semi-annual or annual installments. Such single sum distribution must be made (or installments begin) no later than the participant's required beginning date. If the participant remains employed with the Company after attaining age 70 1/2, the participant must either take a single sum distribution or begin installment payments no later than the April 1 of the year following the year in which the participant terminates employment.

In-service withdrawals, including withdrawals of rollover contributions, hardship withdrawals, and withdrawals on and after age 59 1/2 may be made by a participant from their account in accordance with the Plan's provisions.

Plan Administration — The Plan was administered by the Senior Vice President, Human Resources of the Union Pacific Corporation (the "Corporation"). Effective March 1, 2013, the Plan is administered by the Vice President, Human Resources of Union Pacific Railroad Company. Investment management fees for the Plan's investment options and participant recordkeeping fees are netted against investment earnings. Generally, administrative expenses other than recordkeeping expenses of the Plan are paid by the Company, but the Plan's Named Fiduciary-Plan Investments, the Corporation personnel responsible for making investment decisions related to the Plan, may elect to pay Plan expenses from Plan assets.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP). Certain prior period amounts have been disaggregated to provide more detail and conform to the current period financial statement presentation.

Use of Estimates — The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties — The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the value of the participants' account balances and amounts reported in the financial statements.

Investment Valuation and Income Recognition — Investments are reported at fair value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for discussion of fair value measurements.

Dividend income is recorded as of the ex-dividend date. Dividends are reinvested in a participant's fund that the dividend relates to. Interest income is recorded on the accrual basis. Purchases and sales of securities are recorded as of the trade date. Net appreciation includes the Plan's gains and losses on investments bought and sold as well as held during the year.

In accordance with GAAP, investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The statements of net assets available for benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The statements of changes in net assets available for benefits are prepared on a contract value basis.

Administrative Expenses — Administrative expenses of the Plan are paid by the Plan Sponsor as provided in the plan document. All investment management and transaction fees directly related to the Plan investments are paid by the Plan. Management fees and operating expenses charged to the Plan for investments are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Distributions to Participants — Distributions are recorded when paid. There were no amounts allocated to accounts of persons who have elected to withdraw from the Plan but have not yet been paid at December 31, 2013 or 2012.

3. FAIR VALUE MEASUREMENTS

Accounting Standards Codification (ASC) 820, *Fair Value Measurements and Disclosures*, established a single authoritative definition of fair value, set a framework for measuring fair value, and requires additional disclosures about fair value measurements. In accordance with ASC 820, the Plan classifies its investments into a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include:

Level 1 — Quoted market prices in active markets for identical assets or liabilities.

Level 2 — Observable market-based inputs or unobservable inputs that are corroborated by market data.

Level 3 — Unobservable inputs that are not corroborated by market data.

Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

Asset Valuation Techniques — Valuation technologies maximize the use of relevant observable inputs and minimize the use of unobservable inputs. The following is a description of the valuation methodologies used for the investments measured at fair value, including the general classification of such instruments pursuant to the valuation hierarchy. There have been no changes in the methodologies used at December 31, 2013 and 2012.

Mutual Funds (including the Domestic Stock Funds, International Stock Fund, Balanced Funds, and Bond Fund) — The shares of mutual funds are valued at quoted market prices in an exchange and active market, which represent the net asset values of shares held by the Master Trust at year-end, and are classified as Level 1 investments.

Guaranteed Investment Contracts (GICs) (including the Union Pacific Fixed Income Fund) — These contracts are valued at fair value and adjusted to contract value in accordance with GAAP. Fair value of traditional GICs is calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations. Fair value of synthetic GICs is determined by the issuer of the contract based on quoted market prices of the underlying investments and a fair value estimate of the wrapper contract. Fair market value of the wrapper is estimated by converting the basis points assigned to the wrap fees into dollars. Contract value represents contributions made to the fund, plus earnings, less participant withdrawals. There are no reserves against contract value for credit risk of the contract issuer or otherwise. The contracts have certain restrictions that affect the ability to collect the full contract value. Plan management believes that the occurrence of events that would cause the Plan to transact at less than contract value is not probable. GICs are classified as Level 2 investments.

Employer Stock Funds — These funds are invested exclusively in common stock issued by the Corporation along with a small amount of cash held for liquidity purposes. The unit price (value) for shares of these funds is computed daily based on the closing price of Union Pacific Corporation common stock on the New York Stock Exchange, the number of shares of stock held by the funds, and the amount of cash held in the funds. Employer stock funds are classified as Level 2 investments.

Money Market Fund — The money market fund is valued at quoted market price in an exchange and active market, which represents the net asset values of shares held by the Master Trust at year end, and is classified as a Level 1 investment.

A summary of the Master Trust assets measured at fair value on a recurring basis set forth by level within the fair value hierarchy as of December 31, 2013 and 2012, is presented in the following tables:

	December 31, 2013			
	Active Markets for Identical Assets (Level 1)	Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Common stock — employer stock funds	$ -	$ 646,672,941	$ -	$ 646,672,941
Domestic stock funds:				
500 Index Fund	398,984,176	-	-	398,984,176
U.S. Growth Index Fund	120,756,359	-	-	120,756,359
Morgan Growth Fund	28,623,976	-	-	28,623,976
Windsor Fund	17,931,614	-	-	17,931,614
Windsor II Fund	101,312,971	-	-	101,312,971
Small-Cap Index Fund	118,550,663	-	-	118,550,663
Mid-Cap Index Fund	126,384,858	-	-	126,384,858
Total Stock Market Index Fund	77,780,890	-	-	77,780,890
Total domestic stock funds	990,325,507	-	-	990,325,507
International stock fund — International Growth Fund	220,604,679	-	-	220,604,679
Balanced funds:				
Wellington Fund	333,907,915	-	-	333,907,915
Target Retirement Income Fund	16,279,689	-	-	16,279,689
Target Retirement 2010 Fund	10,912,627	-	-	10,912,627
Target Retirement 2015 Fund	51,923,808	-	-	51,923,808
Target Retirement 2020 Fund	68,558,812	-	-	68,558,812
Target Retirement 2025 Fund	40,767,587	-	-	40,767,587
Target Retirement 2030 Fund	29,909,960	-	-	29,909,960
Target Retirement 2035 Fund	32,408,680	-	-	32,408,680
Target Retirement 2040 Fund	26,456,037	-	-	26,456,037
Target Retirement 2045 Fund	22,417,464	-	-	22,417,464
Target Retirement 2050 Fund	12,684,833	-	-	12,684,833
Target Retirement 2055 Fund	3,671,436	-	-	3,671,436
Target Retirement 2060 Fund	305,073	-	-	305,073
Total balanced funds	650,203,921	-	-	650,203,921
Fixed Income Fund — Union Pacific Fixed Income Fund	-	443,576,875	-	443,576,875
Bond Fund — Total Bond Market Index	177,361,094	-	-	177,361,094
Money Market Fund — Prime Money Market Fund	62,041,898	-	-	62,041,898
Total Master Trust assets	$2,100,537,099	$1,090,249,816	$ -	$3,190,786,915

	December 31, 2012			
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Common stock — employer stock funds	$ -	$507,472,638	$ -	$ 507,472,638
Domestic stock funds:				
500 Index Fund	314,031,762	-	-	314,031,762
U.S. Growth Index Fund	96,836,906	-	-	96,836,906
Morgan Growth Fund	21,463,703	-	-	21,463,703
Windsor Fund	14,813,835	-	-	14,813,835
Windsor II Fund	77,864,811	-	-	77,864,811
Small-Cap Index Fund	79,754,302	-	-	79,754,302
Mid-Cap Index Fund	92,495,821	-	-	92,495,821
Total Stock Market Index Fund	54,042,788	-	-	54,042,788
Total domestic stock funds	751,303,928	-	-	751,303,928
International stock fund — International Growth Fund	165,899,707	-	-	165,899,707
Balanced funds:				
Wellington Fund	288,573,470	-	-	288,573,470
Target Retirement Income Fund	16,159,297	-	-	16,159,297
Target Retirement 2010 Fund	11,200,626	-	-	11,200,626
Target Retirement 2015 Fund	49,257,872	-	-	49,257,872
Target Retirement 2020 Fund	57,651,078	-	-	57,651,078
Target Retirement 2025 Fund	31,295,013	-	-	31,295,013
Target Retirement 2030 Fund	21,277,109	-	-	21,277,109
Target Retirement 2035 Fund	22,706,683	-	-	22,706,683
Target Retirement 2040 Fund	17,694,139	-	-	17,694,139
Target Retirement 2045 Fund	14,460,223	-	-	14,460,223
Target Retirement 2050 Fund	7,857,488	-	-	7,857,488
Target Retirement 2055 Fund	1,598,553	-	-	1,598,553
Target Retirement 2060 Fund	81,620	-	-	81,620
Total balanced funds	539,813,171	-	-	539,813,171
Fixed Income Fund — Union Pacific Fixed Income Fund	-	474,699,252	-	474,699,252
Bond Fund — Total Bond Market Index	209,715,465	-	-	209,715,465
Money Market Fund — Prime Money Market Fund	65,217,106	-	-	65,217,106
Total Master Trust assets	$1,731,949,377	$982,171,890	$ -	$2,714,121,267

Transfers between Levels — The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. The Plan's policy is to recognize transfers between the levels at the actual date of the event.

The Plan evaluates the significance of transfers between levels based upon the nature of the financial instrument and size of the transfer relative to total net assets available for benefits. For the years ended December 31, 2013 and 2012, there were no transfers in or out of Levels 1, 2, or 3

4. MASTER TRUST

At December 31, 2013 and 2012, the Plan participated in a Master Trust with other retirement plans sponsored by the Corporation or its subsidiaries. The investment assets of the Master Trust are held at

VFTC. Use of the Master Trust permits the commingling of the trust assets of a number of benefit plans of the Corporation and its subsidiaries for investment and administrative purposes. Although assets are commingled in the Master Trust, VFTC maintains supporting records for the purpose of allocating the net investment income (loss) of the investment accounts to the various participating plans. The investment valuation methods for investments held by the Master Trust are discussed in Note 3.

The Plan's interest in the Master Trust, as a percentage of net assets held by the Master Trust, as of December 31, 2013 and 2012, is presented in the following tables:

Master Trust	**2013**	**2012**
Investments at fair value as determined by quoted market price:		
Mutual funds	$2,038,495,201	$1,666,732,271
Money market fund	62,041,898	65,217,106
	2,100,537,099	1,731,949,377
Investments at estimated fair value:		
Employer stock funds	646,672,941	507,472,638
Guaranteed investment contracts	443,576,875	474,699,252
	1,090,249,816	982,171,890
Total investments at fair value	3,190,786,915	2,714,121,267
Adjustment from fair value to contract value for fully-benefit responsive investment contracts	(9,714,640)	(22,564,891)
Investments in Master Trust	$3,181,072,275	$2,691,556,376
Plan's portion of investments	$1,479,231,216	$1,242,616,356
Adjustment from contract value to fair value for fully-benefit responsive investment contracts	3,251,205	7,475,413
Plan's portion of investments before adjustment	$1,482,482,421	$1,250,091,769
Portion allocated to the Plan	46.50 %	46.17 %

Investment income (loss) for the Master Trust for the years ended December 31, 2013 and 2012, is as follows:

	2013	2012
Net appreciation (depreciation) in fair value of investments:		
Common Stock — Employer Stock Funds	$ 166,312,918	$ 83,059,841
Domestic Stock Funds:		
500 Index Fund	91,706,015	39,003,168
U.S. Growth Index Fund	28,657,278	12,939,915
Morgan Growth Fund	5,872,587	2,408,258
Windsor Fund	4,823,044	2,574,989
Windsor II Fund	19,762,771	9,659,057
Small-Cap Index Fund	29,880,882	11,947,807
Mid-Cap Index Fund	31,211,662	12,504,140
Total Stock Market Index Fund	17,697,105	6,363,838
Total Domestic Stock Funds	229,611,344	97,401,172
International Stock Fund — International Growth Fund	37,184,428	24,990,126
Balanced Funds:		
Wellington Fund	34,948,059	21,254,164
Target Retirement Income Fund	375,195	616,899
Target Retirement 2005 Fund	-	95,518
Target Retirement 2010 Fund	631,546	966,932
Target Retirement 2015 Fund	5,012,222	3,872,477
Target Retirement 2020 Fund	8,036,284	4,978,765
Target Retirement 2025 Fund	5,119,301	2,785,619
Target Retirement 2030 Fund	4,187,221	1,939,173
Target Retirement 2035 Fund	4,915,450	2,218,435
Target Retirement 2040 Fund	4,237,845	1,754,695
Target Retirement 2045 Fund	3,547,219	1,378,308
Target Retirement 2050 Fund	1,972,356	695,505
Target Retirement 2055 Fund	487,563	105,617
Target Retirement 2060 Fund	46,236	4,738
Total Balanced Funds	73,516,497	42,666,845
Total Bond Market Index	(9,655,119)	1,424,377
Total appreciation in fair value of investments:	496,970,068	249,542,361
Interest and dividends	74,056,212	62,668,025
Total investment income of Master Trust	$ 571,026,280	$ 312,210,386
Plan's portion of Master Trust investment income	$ 267,815,086	$ 145,357,190

While the Plan participates in the Master Trust, each participant's account is allocated earnings (or losses) consistent with the performance of the funds in which the participant's account is invested. Therefore, the investment income (loss) of the Master Trust may not be allocated evenly among the plans participating in the Master Trust.

The Master Trust provides a stable value investment option (the Union Pacific Fixed Income Fund) to participants that includes traditional GICs and synthetic GICs. Traditional GICs are maintained in a general account by VFTC, which is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. Synthetic GICs simulate the performance of a traditional GIC through an issuer's guarantee of a specific interest rate (a benefit-responsive wrapper contract) and a portfolio of financial instruments that are owned by the Master Trust. The crediting interest rate is based on a formula agreed upon with the issuer, but may not be less than 0%. Such interest rates are reviewed on a quarterly basis for resetting. The crediting rate of these contracts will track current market yields on a trailing basis.

	2013	2012
Average yields:		
Based on annualized earnings	2.06%	2.61%
Based on range of interest rate credited to participants	.92% - 3.43%	2.24%-3.71%

The Plan's investments, which represented 5% or more of the Plan's net assets available for benefits as of December 31, 2013 and 2012, are as follows:

	2013	2012
500 Index Fund	$211,506,649	$167,057,493
International Growth Fund	109,412,532	82,305,855
Total Bond Market Index Fund	88,805,777	105,469,003
Wellington Fund	189,056,975	162,320,725
Union Pacific Common Stock Fund	272,781,495	209,491,698
Union Pacific Fixed Income Fund	145,200,951	149,785,390

The Master Trust's investments, which represented 5% or more of the Master Trust's net assets as of December 31, 2013 and 2012, are as follows:

	2013	2012
International Growth Fund	$220,604,679	$165,899,707
500 Index Fund	398,984,176	314,031,762
Total Bond Market Index Fund	177,361,094	209,715,465
Wellington Fund	333,907,915	288,573,470
Union Pacific Common Stock Fund	646,672,941	507,472,638
Union Pacific Fixed Income Fund	443,576,875	474,699,252

5. FEDERAL INCOME TAX STATUS

The Plan obtained a tax determination letter dated August 29, 2013, in which the Internal Revenue Service (IRS) stated that the Plan, as then designed, was in compliance with the applicable requirements of the Code. Although the Plan has been amended since receiving the determination letter, the Company and Plan management believe that the Plan and related Master Trust are currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes the Plan and the related Master Trust are no longer subject to income tax examinations for years prior to 2010.

6. PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan, at any time, to terminate the Plan subject to the provisions of ERISA. Regardless of such actions, the principal and income of the Plan remain for the exclusive benefit of the Plan's participants and beneficiaries. The Company may direct VFTC either to distribute the Plan's assets to the participants, or to continue the trust and distribute benefits as though the Plan had not been terminated.

7. EXEMPT PARTY-IN-INTEREST TRANSACTIONS

The Master Trust investments include the Union Pacific Common Stock Fund, which is invested in the common stock of the Corporation. The Corporation is the parent holding company of the Plan sponsor and, therefore, these transactions qualify as party-in-interest transactions. At December 31, 2013 and 2012, the Plan's interest in the Master Trust's investment in the Union Pacific Common Stock Fund had a cost basis of $98,382,456 and $87,710,803, respectively. During the years ended December 31, 2013 and 2012, the Plan recorded dividend income of $4,812,167 and $4,194,738, respectively.

The Master Trust also invests in various funds managed by VFTC. VFTC is the trustee as defined by the Plan and, therefore, the related transactions qualify as party-in-interest transactions.

8. PROHIBITED TRANSACTIONS

In 2011, there were inadvertent uses of Plan assets by Union Pacific Railroad Company (the "Railroad"), a related party, due to administrative errors which violated IRC Section 4975(c)(1)(B). Participant withholdings were not timely deposited with the Plan trustee. Therefore, the transactions constituted an extension of credit from the Plan to the Railroad. The Railroad repaid the withholdings and lost earnings in 2012.

9. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

A reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2013 and 2012, is as follows:

	2013	2012
Net assets available for benefits per the financial statements	$1,479,232,222	$1,242,617,374
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	3,251,205	7,475,413
Net assets available for benefits per the Form 5500 — at fair value	$1,482,483,427	$1,250,092,787

A reconciliation of changes in net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2013 and 2012, is as follows:

	2013	2012
Net increase in net assets at contract value	$236,614,848	$109,702,003
Change in adjustment from contract value to fair value for fully benefit-responsive investment contracts	(4,224,208)	456,867
Net increase in net assets per Form 5500 — at fair value	$232,390,640	$110,158,870

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